April 6, 2004

Dear Shareholder:

        I am pleased to inform you that Sonoma Valley Bancorp is offering to purchase up to 100,000 shares of its common stock from its shareholders through a tender offer. The purchase price is $35.00 per share.

        We are making this offer for two reasons: 1. To provide liquidity for shareholders wishing to sell their shares; and 2. To attempt to increase the per share value of the Company for continuing shareholders, as a part of a plan to enhance shareholder value (although there can be no guarantee that this value will increase).

        All shares which are validly tendered, and are not properly withdrawn on or prior to the Expiration Date, will be purchased at $35.00 per share, subject to the terms and conditions of the Offer, including the proration, conditional tender and odd lots provisions.

        All other shares which have been tendered and not purchased will be returned to the shareholder. The tender offer is not conditioned on any minimum number of shares being tendered. Repurchase of 100,000 shares would reduce the number of shares outstanding by approximately 6.7% of the outstanding shares.

        The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Neither the Company nor its Board of Directors or Depository makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

        If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 2:00 p.m., PST, on May 14, 2004, unless extended by the Company.

Sincerely,
/s/ Mel Switzer, Jr.
Mel Switzer, Jr. President and Chief Executive Officer

Enclosures